FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

April 3, 2008

Minco Silver Corporation is pleased to report the assay results of 19 holes, for a total of 5,273.57 metres (m), from exploration drilling on its Fuwan Silver Project located in Guangdong Province, China.  The program was predominantly designed to expand the known resource base through step out drilling.  One hole was completed as part of condemnation drilling for the proposed mine and mill site infrastructure area.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated April 3, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Garnet Clark

Date:  April 3, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	April 3, 2008

NEWS RELEASE

MINCO SILVER CONTINUES TO GENERATE EXCELLENT

STEP OUT DRILLING RESULTS

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to report the assay results of 19 holes, for a total of 5,273.57 metres (m), from exploration drilling on its Fuwan Silver Project located in Guangdong Province, China.  The program was predominantly designed to expand the known resource base through step out drilling.  One hole was completed as part of condemnation drilling for the proposed mine and mill site infrastructure area.

The step out drilling was successful in extending the mineralization in the following areas:

1)

The down dip direction of the north-east mineralized zone has been extended down dip by +80 metres sporadically along a strike length of approximately 400 metres by 4 positive drill holes between sections 20E to 0E.  The results ranged from 87.50 to 1,264.00 grams per tonne (g/t) silver (Ag) over widths from 0.75 to 26.69 metres.  Three of the four drill holes have intersections of over 10 metres in width.  All of the holes intersected multiple zones of mineralization.

2)

The south-west mineralized zone was extended along strike in a south-westerly direction and up and down dip between sections 31W to 51W for approximately 400 metres by 8 drill holes.  The results ranged in grades from 87.00 to 2,142.00 g/t Ag over widths of 0.50 to 8.90 metres.  Approximately half of the holes intersected multiple zones of mineralization.

3)

Along strike for 160 metres to the south-west between sections 67W and 75W and up and down dip for approximately 300 metres based on 3 drill holes.  The results ranged from 87.50 to 275.50 g/t Ag over widths from 0.85 to 1.15 metres.  Most of the holes have more than one mineralized zone.

The drilling program occurred between section lines 20E and 75W and the assay results are highlighted by the following intersections:

•

FW0100-1:

91.86 g/t silver over 3.70 m

•

FW0135:

87.50 g/t silver over 26.69 m

•

FW0152:

1,264.00 g/t silver over 0.75 m and 108.45 g/t silver over 11.12 m

•

FW0154:

724.56 g/t silver over 2.40 m

•

FW0156:

2,142.00 g/t silver over 1.00 m and 175.20 g/t silver over 8.90 m

•

FW0159:

251.13 g/t silver over 1.67 m

•

FW0160:

105.84 g/t silver over 10.45 m

•

FW0165:

427.00 g/t silver over 1.00 m

Hole No.	From (m)	To (m)	Intercept (m)	Average Grade
				Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
FW0100-1 *	176.22	177.22	1.00	0.63	55.00	0.02	0.01
	188.70	203.30	14.60	0.07	26.25	0.03	0.03
	270.40	271.40	1.00	0.03	63.00	0.04	0.07
	280.40	284.10	3.70	0.18	91.86	0.05	0.35
FW0135 *	85.18	111.87	26.69	0.09	87.50	0.13	0.47
FW0146	284.05	284.55	0.50	0.11	117.50	0.76	3.10
	292.85	293.85	1.00	0.05	227.50	0.40	0.54
	300.75	301.75	1.00	0.01	118.00	0.04	0.01
FW0149	173.05	174.05	1.00	0.15	232.50	0.77	2.05
	232.03	232.45	0.42	0.02	318.00	0.93	1.54
FW0150				NSR
FW0151	223.30	224.10	0.80	0.08	101.50	0.24	0.24
FW0152	189.70	190.45	0.75	0.32	1,264.00	2.63	5.64
	197.33	208.45	11.12	0.15	108.45	0.40	0.66
FW0153	186.80	187.80	1.00	0.11	150.00	0.05	0.33
	190.80	191.80	1.00	0.08	127.50	0.12	0.33
	195.20	196.20	1.00	0.06	105.00	0.06	0.09
	255.70	256.70	1.00	0.01	89.00	0.06	0.18
	263.81	264.96	1.15	0.02	101.00	0.15	0.32
FW0154	182.15	184.55	2.40	0.37	724.56	2.20	4.36
FW0155	296.40	297.43	1.03	3.29	275.50	3.00	4.72
FW0156	169.65	170.65	1.00	1.30	2,142.00	0.58	1.33
	174.65	183.55	8.90	0.09	175.20	0.03	0.18
FW0157 **				NSR
FW0159	183.95	185.62	1.67	0.03	251.13	0.09	0.12
FW0160	85.85	96.30	10.45	0.20	105.84	0.08	0.24
	98.30	99.15	0.85	0.21	94.50	0.16	0.62
	101.85	102.85	1.00	0.12	57.00	0.08	0.63
	127.02	127.52	0.50	0.21	379.50	1.49	0.15
	156.03	156.30	0.27	0.28	458.00	0.44	1.02
FW0161	160.70	161.60	0.90	0.08	133.50	0.11	0.49
FW0162				NSR
FW0163	35.35	36.00	0.65	0.05	330.50	0.15	0.05
	47.60	48.40	0.80	0.16	366.50	0.09	5.18
	106.00	106.60	0.60	0.11	79.00	0.06	0.19
FW0164	92.35	93.20	0.85	0.06	168.00	0.14	0.40
	114.05	114.95	0.90	0.03	87.00	0.24	1.23
FW0165	195.03	196.03	1.00	0.15	427.00	0.37	0.97

* The indicated holes are part of the hydrology study completed by SRK Consulting and released on December 4, 2007.

** Indicates holes drilled for condemnation drilling for proposed Mine–Mill site facilities.

True widths for the mineralized zones are typically from 75% to 95% of the stated intercepts. Please visit the Company’s website at www.mincosilver.ca to view a map of the drill hole locations.

Minco Silver is encouraged by these drilling results and is continuing to work aggressively to advance the Fuwan Silver Project with further drilling.  A total of nine drills are currently on the property completing further step out drilling to expand the overall resource.  The deposit remains open along strike to the southwest and down dip to the south.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check.  Samples have also been sent to ASL Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis.   Reference materials were inserted by Minco staff geologists as a further assay control.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the Company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 ir@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.